Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 6 DATED MARCH 9, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 2 dated January 16, 2018, Supplement No. 3 dated January 29, 2018, Supplement No. 4 dated February 21, 2018 and Supplement No. 5 dated February 22, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock (this "Offering"); and

(2)	updates to volume discounts for Class T2 shares of common stock.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of March 9, 2018, we are offering shares of Class A common stock, Class I common stock and Class T common stock in the Offering. As of March 7, 2018, we had accepted investors' subscriptions for and issued approximately 1,055,000 shares of Class A common stock, 1,566,000 shares of Class I common stock and 1,077,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of $10,752,000, $14,392,000 and $10,476,000, respectively, for total gross proceeds raised of $35,620,000. As of March 7, 2018, we had approximately $964,380,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering. We will commence offering shares of Class T2 common stock in this Offering at a price of $9.714 per share on March 15, 2018. We will cease offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. We will continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement on Form S-3.
Volume Discounts
The following table supersedes and replaces the Class T2 share volume discounts table contained in Supplement No. 4 dated February 21, 2018 in the “Plan of Distribution — Volume Discounts” section of the prospectus:
The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class T2 shares purchased in this Offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee		Effective Purchase Price per Share to Investor(1)
$499,999 or less	3.00%	2.50%		$9.714
$500,000 - $1,999,999	2.50%	2.50%		$9.663
$2,000,000 - $2,999,999	1.00%	1.50%	(2)	$9.415
$3,000,000 - $4,999,999	0.00%	1.00%	(2)	$9.273
$5,000,000 and above	0.00%	0.00%	(3)	$9.180

(1)
Assumes a $9.714 per Class T2 share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay our dealer manager a distribution and servicing fee that will accrue daily in an amount equal to 1/365th of 1.0% of the most recent NAV per Class T share (until such time that we determine an estimated NAV per Class T2 share) on a continuous basis from year to year, payable out of amounts that would be distributed to holders of Class T2 shares.

(2)
In addition to the dealer manager fee payable by the Company to the dealer manager, our advisor will pay a 1.0% dealer manager fee to the dealer manager for purchases by an investor of $2,000,000 or more of Class T2 shares.

(3)
Our advisor will pay a 2.0% dealer manager fee to the dealer manager for purchases by an investor of $5,000,000 or more of Class T2 shares. The dealer manager may reallow a portion of such dealer manager fee to participating broker-dealers.

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